September 5, 2024

Brent Guerisoli
Chief Executive Officer and Director
The Pennant Group, Inc.
1675 East Riverside Drive, Suite 150
Eagle, ID 83616

        Re: The Pennant Group, Inc.
            Definitive Proxy Statement on Schedule 14A
            Filed April 11, 2024
            File No. 001-38900
Dear Brent Guerisoli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program